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                                                                      EXHIBIT 12
                             AETNA INDUSTRIES, INC.
                        INFORMATION ON RATIO OF EARNINGS
                          TO FIXED CHARGES COMPUTATION
                                 (IN THOUSANDS)



                                        1996     1995     1994     1993      1992
Net income (loss) before the effect
of accounting changes                 $ 5,798  $ 4,576  $ 6,595  $   915  $ (2,768)
Income taxes                            2,105    1,877    4,000      930      (347)
Pre-tax income                          7,903    6,453   10,595    1,845    (3,115)
Fixed charges per below                10,629    9,795    9,800    9,659    10,299
                                       ------   ------   ------   ------  --------
Earnings (losses) from operations      18,532   16,248   20,395   11,504     7,184
                                       ------   ------   ------   ------  --------

Fixed charges:
  Interest expense                      9,022    8,579    8,929    9,020     9,206
  Debt amortization                       763      442      198       99       557
  Rent expense - portion of operating
  rentals representative of the
  interest factor                         844      774      673      540       536
                                       ------   ------   ------   ------  --------
Total fixed charges                    10,629    9,795    9,800    9,659    10,299
                                       ------   ------   ------   ------  --------
Ratio of income to fixed charges          1.7      1.7      2.1      1.2  (1)


(1) The deficiency of earnings from operations versus fixed charges was $3.1 million for the year ended December 27, 1992.


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